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                                                       Filed by ChoicePoint Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                               Subject Company: DBT Online, Inc.
                                                   Commission File No. 001-13333


On February 14, 2000, ChoicePoint Inc., a Georgia corporation ("ChoicePoint"), issued the following letter to its employees:




Subject: DBT Merger Announcement

         This afternoon we announced that ChoicePoint has signed a definitive agreement to merge with DBT Online. DBT Online, based in Boca Raton, Florida, is one of the largest online civil public record information providers in the U.S. The combination of our two companies will position us as the largest provider of on-line and on-demand public record information in the U.S. The deal is expected to close sometime in the second quarter of this year.

         As you know, in today's technology-driven world where we are increasingly dependent on a number of anonymous, disparate relationships, there is a growing need for quality information. Businesses and individuals need to understand and assess those with whom they are doing business, and the risks associated with those relationships. ChoicePoint wants to be the company at the center of these important decisions.

         DBT's leadership and expertise in the online civil public record markets will significantly enhance our current offerings and will strengthen our position as the leading provider to meet this ever-emerging market for information. DBT also brings to ChoicePoint a strong market position, experienced Board leadership, and significant data and technology resources. These strengths, combined with ChoicePoint's leadership position in both the insurance industry and in the public records arena, will create a powerful new resource for businesses, governments and individuals, and a significant opportunity for all of our associates, customers and shareholders as a result.

         Additionally, our two companies will focus on the responsible use of information to help our customers make better, more informed decisions that matter to their business or personal well-being. In fact, this combination allows ChoicePoint to influence, and even set the standard for balancing the appropriate and responsible use of information with personal privacy.

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         Once the merger is complete, I expect Ron Fournet, president and CEO of
DBT to join ChoicePoint as chief information and technology officer, as well as play a significant role in the assimilation and integration of the two companies. Our Board of Directors will change to include four outside members from the current ChoicePoint Board, four outside members from the current DBT Board, and two members from the company's management team.

         The details of our agreement with DBT are spelled out in the attached press release. DBT shareholders will receive .525 shares of ChoicePoint stock for every share of DBT they hold. We will operate under the name ChoicePoint and continue to be traded under the symbol CPS on the New York Stock Exchange, and our combined market cap will be approximately $1.7 billion, based on today's stock price.

         Both Boards of Directors have approved the deal, though it is subject to approval by ChoicePoint and DBT shareholders, as well as regulatory approvals. Pending these approvals, the completion of the deal is expected during the second quarter of this year. At this point we have only signed an agreement to merge and the deal is not finalized. Although we are all excited about the opportunity this combination presents, I have no assurance that this agreement will result in a transaction.

         As you can see, this is very exciting news for us. In the coming weeks you will hear more details about this as I present our 2000 strategy and transformational priorities to all associates. We are off to a great start in 2000 and I appreciate your role and support and look forward to our continued success. If you have comments or concerns, please contact your manager, or you can email me.

         ChoicePoint and DBT Online, Inc., a Pennsylvania corporation, will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by ChoicePoint will be available free of charge from the Secretary of ChoicePoint at 1000 Alderman Drive, Alpharetta, Georgia 30005, Telephone 770-752-6000. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.